Exhibit 99.1

August 30, 2022

IPERIONX & PANERAI PARTNER TO DEVELOP SUSTAINABLE LUXURY GOODS

▪	IperionX and Panerai, a maison of Richemont, have signed a commercial partnership agreement to produce luxury, sustainable, Panerai watches using IperionX’s titanium.

▪	Panerai and Richemont are first movers in the sustainable luxury goods market and IperionX provides the only commercially available closed loop, and low carbon titanium.

▪
IperionX has worked with Panerai to prototype watch cases using advanced additive manufacturing methods that have passed the rigorous metallographic testing and surface quality requirements for the luxury market.

▪
This partnership agreement represents a significant milestone for IperionX in the fast growing, $236 billion global luxury goods market, which is focused on securing low carbon, fully circular and closed loop materials.

▪
IperionX continues to make excellent progress in a wide range of advanced markets that see the benefit of sustainable and superior titanium including the consumer electronics, automotive and defense industries.

IperionX Limited (“IperionX” or “Company”) (Nasdaq | ASX: IPX) is pleased to announce the execution of a commercial partnership agreement (the “Agreement”) with Officine Panerai (“Panerai”), a branch of Compagnie Financière Richemont SA (“Richemont”) (SWX: CFR, market capitalization US$65 billion) to produce unique high-end timepieces from sustainable, fully recycled titanium, using IperionX’s patented technologies.

Figure 1: Cleaning prototype watch blanks after printing

IperionX has worked closely with Panerai’s product and technical teams to identify watch designs to be produced using IperionX’s low-carbon, recycled titanium metal powders via additive manufacturing methods.

IperionX Limited	Head Office	Officine Panerai	Head Office

Iperionx.com	129 W Trade St, Suite 1405	panerai.com	50, chemin de la Chênaie
ABN: 84 618 935 372	Charlotte, NC 28202		CP30, Bellevue, Geneva,
1293, Switzerland

IperionX has produced prototype watch blanks for Panerai and will commence manufacturing of a watch case for a limited edition design that will be released to market in 2023. IperionX and Panerai continue to work on additional watch designs that will incorporate additional sales agreements for future watch designs.

This agreement represents an important milestone for IperionX in entering the fast-growing luxury goods market. Importantly for IperionX, the demanding specifications, advanced alloys and manufacturing techniques used in the luxury goods market transfers directly into titanium applications for the high growth smart watch, wearable device and smartphone market which is now approaching ~$500 billion annual sales. IperionX sees significant potential to establish a low carbon, closed loop and circular supply of titanium, which is superior to existing aluminum and stainless steel applications in these markets.

Figure 2: Prototype Panerai watch blanks printed using IperionX powder

Anthony Serpry, Research and Development Director at Panerai said:

“Panerai has steadily expanded its efforts to promote sustainable practices through operational, outreach, and educational initiatives to maintain a sustainable environment and healthy oceans. IperionX’s fully recycled titanium provides a way for Panerai to produce top of the line luxury goods with sustainable titanium which provides a high end experience for our customers.

Panerai is leading the way for luxury brands in both quality and sustainability. The next generation metals such as IperionX’s fully recycled titanium will enable Panerai to deliver on both quality and sustainability.”

Anastasios (Taso) Arima, CEO and Managing Director said:

“Panerai and Richemont have been leaders in the application of titanium metal alloys in luxury watches, and they are again the leading the market to build a low carbon, circular supply chain using IperionX’s superior titanium product range.

Our partnership agreement with Panerai represents a major milestone in the luxury goods sector. For IperionX this  demonstrates the potential in other consumer facing sectors which are demanding fully recycled and sustainable, low carbon materials. One of the most exciting sectors are the high growth markets in smart watch, wearable device and smartphone markets.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
 +1 704 461 8000

www.iperionx.com

Partnership Agreement

▪	Parties: IperionX and Panerai.

▪	Term: 1 year initial term.

▪	Nature of services: IperionX to supply 100% recycled titanium powder and/or watch case blanks to Panerai.

▪
Significance to IperionX: The Agreement represents a market entry by IperionX into the $236 billion luxury goods sector and has the potential to lead to commercial sales agreements with Panerai or other potential customers.

▪	Conditions: Commercial terms (including price and quantum) for each order will be agreed under individual purchase orders.

About Panerai

Founded in Florence in 1860 as a workshop, shop and subsequently school of watch-making, for many decades Panerai supplied the Italian Navy, and its specialist diving corps in particular, with precision instruments.

The designs developed by Panerai in that time, including the Luminor and Radiomir, were covered by the Military Secrets Act for many years and were launched on the international market only after the brand was acquired by the Richemont Group in 1997.

Today Panerai develops and crafts its movements and watches at its Neuchâtel manufacture. The latter are a seamless melding of Italian design flair and history with Swiss horological expertise. Panerai watches are sold across the world through an exclusive network of distributors and Panerai boutiques.

About IperionX

IperionX’s mission is to be the leading developer of low carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies have demonstrated the potential to produce titanium products that are sustainable, 100% recyclable, have low carbon intensity and to do so at product qualities that meet or exceed current industry standards. IperionX is producing titanium metal powders from titanium scrap at its operational pilot facility in Utah, and will be rapidly scaling the production from this facility in 2022. The Company also holds a 100% interest in the Titan Project, covering approximately 11,100 acres of titanium, rare earth minerals, high grade silica sand and zircon rich mineral sands properties in Tennessee.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.
Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.
Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.